ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com


03029468

August 19, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
AUG 20 2003
WASH, D.C. 187 SECTION

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

July 21, 2003 – Monthly Distribution Announcement
August 13, 2003 – 2nd Quarter Conference Call Announcement
August 15, 2003 – Financial Results for Quarter Ended June 30, 2003
August 18, 2003 – Monthly Distribution Announcement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund


ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

July 21, 2003

Advantage Announces Monthly Distribution of $0.23 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce that the cash distribution for the month of July will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 17.6% based on the July 18, 2003 closing price of $15.67 per Unit.

The distribution will be payable on August 15, 2003 to Unitholders of record at the close of business on July 31, 2003. The ex-distribution date is July 29, 2003. The cash distribution is based on 30.9 million Units currently outstanding.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com


ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

August 13, 2003

Advantage Announces 2nd Quarter Conference Call & Webcast on August 18, 2003

(TSX: AVN.UN)

Advantage Energy Income Fund ("Advantage") (AVN.UN: TSX) will release its Second Quarter 2003 results on Friday, August 15, 2003.

A conference call will be held on Monday, August 18, 2003 at 9:00 a.m. MST (11:00 a.m. EST). The conference call can be accessed toll-free at 1-877-407-9205.

A replay of the call will be available from approximately 5:00 p.m. on Monday August 18 until approximately midnight, August 25, 2003 and can be accessed by dialing toll free 1-877-660-6853. The account number is 1628, confirmation number 72528 (both are required for playback).

A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com



ADVANTAGE

ENERGY INCOME FUND

3100 150 – 6th Avenue SW
Calgary, AB T2P 3Y7
T: 403-261-8810 F: 403-262-0723

Advantage Energy Income Fund – News Release

ADVANTAGE ANNOUNCES FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2003

AUGUST 15, 2003

CALGARY, ALBERTA, August 15, 2003 – Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce its unaudited operating and financial results for the second quarter ended June 30, 2003.

HIGHLIGHTS

- Cash available for distribution in the second quarter of 2003 increased by 79% to $0.77 per Unit from $0.43 per Unit in the second quarter of 2002.
- Cash distributions paid to Unitholders were $0.69 per Unit representing an increase of 77% over the $0.39 per Unit paid in the second quarter of 2002.
- During the first six months of 2003 the Fund paid out 83% of cash available for distribution with the balance, or $8 million retained to partially finance the Fund's capital expenditures program.
- Natural gas production volumes increased by 23% in the second quarter averaging 51.9 mmcf/d with light oil and NGLs production rising by 26% to 2,746 bbls/d as compared to the second quarter of 2002.
- The Fund drilled 89 net wells (95 gross) in the first half of 2003 achieving a success rate of 98% consisting of 83 natural gas wells, 4 oil wells and 2 D&A wells.
    - The Fund tied-in 41 wells in the first half of 2003; 37 natural gas wells and 4 oil wells.
    - As a result of weather related delays, 30 of the natural gas wells were not tied-in until late in the second quarter.
    - The remaining 46 natural gas wells drilled in the first half will be tied-in and on-stream in the third quarter of 2003.
- The Fund anticipates drilling up to 78 additional natural gas wells during the balance of 2003. This drilling program is expected to add significant natural gas production in the third and fourth quarters and will lead to higher cash available for distribution to Unitholders.
- Subsequent to quarter end, on July 8, 2003 Advantage successfully completed a public offering of $30 million 9% Convertible Debentures. The debentures have a term of five years and are convertible into Advantage Trust Units at $17.00 per Unit. The proceeds of the offering were used to finance the Fund's ongoing capital expenditure program and in the interim, to pay down the Fund's outstanding indebtedness under the Trust's credit facilities.

FINANCIAL AND OPERATING HIGHLIGHTS

(thousands of dollars except per Unit amounts)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Financial				
Revenue before royalties	$ 39,654	$ 22,474	$ 81,733	$ 41,099
per Unit (1)	$ 1.34	$ 0.83	$ 2.82	$ 1.54
per boe	$ 38.22	$ 24.42	$ 38.55	$ 22.80
Cash flow from operations	$ 24,210	$ 11,691	$ 49,351	$ 21,580
per Unit (1)	$ 0.82	$ 0.43	$ 1.70	$ 0.81
per boe	$ 23.34	$ 12.70	$ 23.27	$ 11.97
Cash available for distribution (3)	$ 23,218	$ 11,691	$ 47,028	$ 21,580
per Unit (2)	$ 0.77	$ 0.43	$ 1.61	$ 0.81
per boe	$ 22.38	$ 12.70	$ 22.17	$ 11.96
Net income	$ 20,795	$ 705	$ 36,435	$ 3,928
per Unit (1)	$ 0.70	$ 0.03	$ 1.26	$ 0.15
Cash distributions	$ 20,742	$ 10,569	$ 38,970	$ 21,679
per Unit (1)	$ 0.69	$ 0.39	$ 1.33	$ 0.80
Working capital (deficit)	$(12,692)	$ (9,288)	$(12,692)	$ (9,288)
Bank debt	$139,359	$ 93,814	$139,359	$ 93,814
Convertible debentures	$ 18,566	$ -	$ 18,556	$ -
Operating				
Production				
Natural gas (mcf/d)	51,929	42,196	53,206	41,552
Light oil and NGLs (bbls/d)	2,746	2,178	2,845	2,180
Heavy oil (bbls/d)	-	903	-	856
boe (6:1)	11,401	10,114	11,713	9,961
Average prices (including hedging)				
Natural gas ($/mcf)	$ 6.49	$ 3.55	$ 6.33	$ 3.29
Light oil & NGLs ($/bbl)	$ 36.03	$ 33.25	$ 40.31	$ 31.35
Heavy oil ($/bbl)	-	$ 27.41	-	$ 26.50
Supplemental (000s)				
Trust Units outstanding - end of period	30,941	27,099	30,941	27,099
Trust Units issuable for Convertible Debentures	1,395	-	1,395	-
Trust Units outstanding and issuable for Convertible Debentures - end of period	32,336	27,099	32,336	27,099
Weighted average Units	29,609	27,099	28,969	26,698

(1) based on weighted average number of Trust Units outstanding

(2) based on number of Trust Units outstanding at each cash distribution date

(3) cash flow from operations less interest on convertible debentures

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended June 30, 2003 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the period ended December 31, 2002.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions for the three months ended June 30, 2003 increased by 77% over 2002 to $0.69 per Unit or $20.7 million comprised of $0.23 per Unit for each of April, May and June. The amount distributed represents 89% of total cash available for distribution. Year to date, the Fund has distributed $1.33 per unit representing 83% of cash available for distributions. The remaining cash withheld of $8.0 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $108 million or $4.51 per Unit.

PRODUCTION

During the three months ended June 30, 2003 Advantage's natural gas production increased by 23% to 51.9 mmcf/d compared to 42.2 mmcf/d for the quarter ended June 30, 2002. The increase in natural gas production is due to i) successful drilling programs, the most significant of which were conducted at Medicine Hat and Vermilion, ii) a 2002 property exchange transaction in the Vermilion area and iii) the acquisition of Best Pacific Resources in November of 2002. During the first six months of 2003 the Fund drilled 85 net (91 gross) natural gas wells. Due to an early and lengthy spring break-up the completion and tie-in of the wells drilled in the first six months was delayed to late in the second quarter. By the end of August all of the wells drilled in the first six months of 2003 will be on production adding significant volumes of natural gas production.

Crude oil and natural gas liquids production averaged 2,746 bbls/d in the second quarter of 2003 compared to 3,081 bbls/d for the quarter ending June 30, 2002. Production of light oil and NGLs increased by 26% to 2,746 bbls/d from 2,178 bbls/d in the second quarter of 2002. This increase is attributed to successful drilling at Benson, Saskatchewan and from the acquisition of Best Pacific in November 2002. The decline in heavy oil production is the result of a swap transaction in which Advantage disposed of 100% of its heavy oil production for additional working interests in natural gas properties at Vermilion. Heavy oil production for the three months ended June 30, 2002 was 903 bbls/d.

PRICES

During the three months ended June 30, 2003 Advantage's natural gas price averaged $6.49 per mcf ($6.49 per mcf including hedging) compared to $3.75 per mcf ($3.55 per mcf including hedging) in the second quarter of 2002. During the three months ended June 30, 2003 the Fund recorded no natural gas hedging gains or losses. The hedges associated with the losses recorded in the first quarter of 2003 expired on March 31, 2003. Since that time the Fund has entered into new hedges at significantly higher prices than those entered into during the fall of 2002 (see note 4 to the second quarter financial statements for details on the funds outstanding hedges). For the three months ended June 30, 2003 AECO daily prices averaged $6.77 per mcf, up 71% from $3.97 per mcf in the same period in 2002.

Natural gas prices have softened since the near record highs reached in the first quarter of 2003. Prices weakened in the second quarter due to the historically high level of injections into natural gas storage that have occurred over the past couple of months. Higher than normal injections have been caused by (i) below normal summer temperatures that has cut cooling demand, reducing the need for natural gas as fuel for electricity generation to run air conditioning, (ii) switching away from natural gas to lower cost fuels and (iii) industrial natural gas demand destruction that has occurred as a result of the high price of natural gas. The Fund remains bullish on natural gas for the remainder of 2003 and into 2004. Hotter summer weather, the lower relative cost of natural gas compared to alternative fuels, the approach of hurricane season and winter weather and the continued decline in supply of natural gas in North America will all impact the delicate imbalance between supply and demand of natural gas.

Crude oil and NGLs prices averaged $36.12 per barrel ($36.03 per barrel including hedging) in the second quarter of 2003 compared to $34.38 per barrel ($31.54 per barrel including hedging) in the three months ended June 30, 2002. Second quarter 2003 prices for WTI crude oil averaged US$28.91 per barrel, 10% higher than the US$26.28 per barrel realized during the second quarter of 2002.

Crude oil prices continued to be strong during the second quarter and have strengthened even further into the third quarter of 2003. Factors that effect the continued strength of crude oil include (i) Iraq's slower than anticipated return to full production capacity, (ii) record low inventory levels, (iii) strong world oil demand and (iv) continued conflict within several OPEC countries. All of these factors are expected to keep crude oil prices high for the remainder of the year and into 2004.

HEDGING

Advantage's second quarter 2003 prices include no hedging gains or losses for natural gas and minor hedging losses for crude oil. Advantage has hedged approximately 50% of natural gas production for the period July 1, 2003 to August 31, 2003 at an average floor price of $6.04 per mcf and an average ceiling price of $8.28 per mcf. The Fund has also hedged approximately 25% of natural gas production for the period September to December 2003 with a floor price of $6.98 per mcf and a ceiling price of $8.93 per mcf. These hedging contracts will provide Unitholders with downside commodity price protection while retaining a significant portion of the upside. The Fund will continue to hedge a portion of its production in order to add stability to the level of cash distributions to Unitholders.

ROYALTIES

During the second quarter of 2003 Advantage's royalties amounted to $6.5 million (16.4% of pre-hedged revenue) as compared to $4.3 million (17.9% of pre-hedged revenue) in the second quarter of 2002. Advantage's low royalty rate reflects the Fund's significant proportion of production that comes from low rate natural gas wells at properties such as Medicine Hat, Wainwright and Shouldice which attract lower royalty rates.

OPERATING COSTS

Operating costs for the three months ended June 30, 2003 amounted to $5.6 million or $5.42 per boe compared to $4.6 million or $4.95 per boe in the second quarter of 2002. Operating costs have increased in 2003 due to higher power costs and increased well servicing costs. Advantage's increased operating costs in the quarter is in line with overall industry trends. The Fund anticipates operating costs on a boe basis to be lower in the second half of 2003 as a result of increases in production levels without corresponding increases in operating costs. Advantage's per boe operating costs continue to be one of the lowest in the sector.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative expense in the second quarter of 2003 amounted to $0.9 million or $0.88 per boe compared to $0.7 million or $0.71 per boe in the second quarter of 2002.

Management fees for the three months ended June 30, 2003 amounted to $0.4 million or $0.40 per boe compared to $0.2 million or $0.22 per boe in the second quarter of 2002. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At June 30, 2003 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds performance for the first six months of 2003 as the actual amount is calculated and paid on an annual basis only. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Interest expense for the three months ended June 30, 2003 amounted to $1.8 million ($1.73 per boe) compared to $0.9 million ($1.01 per boe) for the second quarter of 2002. Higher interest expense in the second quarter of 2003 is the result of higher debt balances in 2003.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $0.2 million for the three months ended June 30, 2003 compared to $0.1 million for the same period of 2002. Capital taxes are determined based on debt and equity levels at the end of the year. For the three months ended June 30, 2003 a future income tax recovery of $11.9 million was included in income compared to a $1.4 million recovery for the comparable period in 2002. The future income tax recovery recorded in the first six months of 2003 includes a non-recurring benefit of $11.7 million resulting from Bill C-48, an act to amend the Income Tax Act (natural resources), being substantively enacted. The resource tax changes resulting from Bill C-48 include a change in the federal tax rate, deductibility of crown royalties and elimination of resource allowance, to be phased in over the next five years.

CASH FLOW NETBACK

Advantage's cash flow available for distributions during the three months ended June 30, 2003 averaged $22.38 per boe as compared to $12.70 per boe for the three months ended June 30, 2002. The higher netback realized in the second quarter of 2003 is primarily due to higher natural gas and crude oil prices partially offset by increased royalties.

Breakdown of cash flow per boe	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Crude oil and natural gas sales	$ 38.24	$ 26.12	$ 42.13	$ 23.93
Hedging losses	(0.02)	(1.70)	(3.58)	(1.14)
Government and other royalties	(6.27)	(4.67)	(6.94)	(4.17)
Operating costs	(5.42)	(4.95)	(5.25)	(4.58)
General and administrative	(0.88)	(0.71)	(0.82)	(0.69)
Management fees	(0.40)	(0.22)	(0.40)	(0.21)
Interest and taxes	(1.91)	(1.17)	(1.87)	(1.18)
Cash flow from operations	$ 23.34	$ 12.70	$ 23.27	$ 11.96
Interest on convertible debentures	(0.96)	-	(1.10)	-
Cash available for distribution	$ 22.38	$ 12.70	$ 22.17	$ 11.96

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and site restoration rate for the second quarter of 2003 was $11.06 per boe compared to $10.34 per boe for the second quarter of 2002. The higher per boe rate in 2003 reflects capital additions incurred in the first six months where reserves have not yet been assigned.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending June 30, 2003 were $24.1 million. A total of 43.5 net wells were drilled during the second quarter and 88.9 net wells drilled for the six months ended June 30, 2003 with a year to date success rate of 98%. Expenditures were made primarily in the Medicine Hat, Wainwright, Vermilion and Shouldice areas.

At Medicine Hat the Fund drilled 58, 100% working interest wells to June 30th with an additional 9 wells drilled early in the third quarter. Production increases were not significantly impacted in the second quarter from this drilling program as only 28 of the wells were tied-in and on production in the latter part in the second quarter. However, all 67 of these wells were tied-in and on production by mid August.

At Wainwright, Alberta the Fund drilled 6.2 net (7 gross) natural gas wells in the second quarter and 13.3 net (15 gross) wells year to date. At June 30th seven of the 15 wells were on production adding approximately 1.3 mmcf/d of natural gas production. The remaining 8 wells plus the drilling of an additional six wells are expected to be completed and on production during the third quarter.

At Vermilion, Alberta the Fund drilled 9.5 net (10 gross) wells during the second quarter resulting in 7.5 net (8 gross) natural gas wells. One well commenced production late in the second quarter with the remaining wells to be on-stream during the third quarter.

At Shouldice, Alberta the Fund recompleted 15 wells and installed two 400 horsepower compressors during the second quarter of 2003 which added 1.4 mmcf/d of natural gas production early in the third quarter and increased production capacity to allow for the drilling of up to 21 new wells (19 net wells) during the balance of 2003.

The Fund plans on drilling up to 78 additional natural gas wells over the balance of 2003 primarily in Medicine Hat, Wainwright, Vermilion and Shouldice in order to further enhance production and cash flow.

Working capital at June 30, 2003 was a deficit of $12.7 million. Total bank debt outstanding was $139.4 million. The Funds current credit facility is $170 million and is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows and is subject to renewal on May 31, 2004.

On July 8, 2003 Advantage issued $30 million principle amount of 9% convertible unsecured subordinated debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligation by the issuance of Trust Units. Issue costs associated with the convertible debentures approximated $1.5 million. The net proceeds of the debenture offering will be used to fund drilling and exploitation capital expenditures in the Trust's core areas and, in the interim, will be used to reduce outstanding indebtedness under the Trust's credit facilities.

During the first six months of 2003 $36.4 million of the Funds 10% convertible debentures were converted resulting in the issuance of 2,740,127 Advantage Trust Units. At June 30, 2003 the Fund has $18.6 million 10% convertible debentures outstanding. The 10% debentures are convertible into Advantage Trust Units at a price of $13.30 per Unit plus accrued and unpaid interest.

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyze operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	June 30, 2003 (unaudited)	December 31, 2002
Assets		
Current assets		
Accounts receivable	$ 22,730	$ 24,057
Fixed assets		
Property and equipment	527,380	488,681
Accumulated depletion & depreciation	(123,400)	(100,889)
	403,980	387,792
	$ 426,710	$ 411,849
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	28,306	26,236
Cash distributions payable to Unitholders (note 3)	7,116	4,878
Bank indebtedness (note 1)	$ 139,359	$ 114,222
	174,781	145,336
Provision for future site restoration	5,968	5,396
Future income taxes	62,057	77,064
	242,806	227,796
Unitholders' equity		
Unitholders' capital (note 2i)	202,658	161,452
Convertible debentures (note 2ii)	18,556	55,000
Accumulated income	70,640	36,581
Accumulated cash distributions	(107,950)	(68,980)
	183,904	184,053
	$426,710	$ 411,849

Subsequent Event (note 7)

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

(thousands of dollars) (unaudited)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Revenue				
Oil and natural gas	$ 39,654	$ 22,474	$ 81,733	$ 41,099
Royalties, net of Alberta Royalty Credit	(6,510)	(4,296)	(14,706)	(7,514)
	33,144	18,178	67,027	33,585
Expenses				
Operating	5,624	4,553	11,138	8,259
General and administrative	915	655	1,740	1,238
Management fee	413	204	838	380
Interest	1,792	929	3,387	1,768
Depletion, depreciation and site restoration	11,549	9,542	23,083	18,333
Non-cash performance incentive (note 6)	3,785	2,800	4,840	4,800
	24,078	18,683	45,026	34,778
Income (loss) before taxes	9,066	(505)	22,001	(1,193)
Future income tax recovery (note 4)	(11,929)	(1,356)	(15,007)	(5,481)
Current taxes	190	146	573	360
Net income	20,805	705	36,435	3,928
Accumulated income, beginning of period	50,879	31,267	36,581	28,044
Cost on issuance of convertible debentures	(53)	-	(53)	-
Accumulated interest on convertible debentures	(991)	-	(2,323)	-
Accumulated income, end of period	$ 70,640	$ 31,972	$ 70,640	$ 31,972
Net income per Trust Unit				
Basic	$ 0.67	$ 0.03	$ 1.18	$ 0.15
Diluted	$ 0.64	$ 0.03	$ 1.12	$ 0.15

CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of dollars) (unaudited)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Operating Activities				
Net income	$ 20,805	$ 705	$ 36,435	$ 3,928
Add (deduct) items not requiring cash:				
Non-cash performance incentive (note 6)	3,785	2,800	4,840	4,800
Future income tax recovery	(11,929)	(1,356)	(15,007)	(5,481)
Depletion, depreciation and site restoration	11,549	9,542	23,083	18,333
Cash flow from operations	24,210	11,691	49,351	21,580
Changes in non-cash working capital	1,930	(6,372)	345	643
Cash provided by operating activities	26,140	5,319	49,696	22,223
Financing Activities				
Units issued, net of costs	(60)	(117)	(131)	18,430
Interest on convertible debentures	(2,753)	-	(3,061)	-
Increase in long-term debt	18,962	11,269	25,137	70,333
Cash distributions to Unitholders (note 3)	(20,245)	(10,568)	(36,732)	(21,846)
Cash provided by financing activities	(4,096)	584	(14,787)	66,917
Investing Activities				
Expenditures on property and equipment	(24,118)	(5,984)	(37,805)	(20,861)
Acquisition of Gascan Resources Ltd.	-	-	-	(63,704)
Property acquisitions	(894)	-	(894)	(3,800)
Changes in non-cash working capital	2,968	(623)	3,790	(200)
Cash used in investing activities	(22,044)	(6,607)	(34,909)	(88,565)
Net increase (decrease) in cash	-	(704)	-	575
Cash (bank indebtedness), beginning of period	-	390	-	(889)
Cash (bank indebtedness), end of period	$ -	$ (314)	$ -	$ (314)
Cash taxes paid	$ 188	$ 109	$ 390	$ 670
Cash interest paid	$ 2,686	$ 707	$ 4,321	$ 2,281

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage" or "the Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the period ended December 31, 2002 as set out in Advantage's 2002 Annual Report.

1. BANK DEBT

Advantage has an agreement with a syndicate of three Canadian chartered banks which provides for a $160 million extendible revolving loan facility and a $10 million operating loan facility that matures on May 31, 2004. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

2. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2002	27,098,782	$ 147,046
Non-cash performance incentive	1,102,163	14,406
Issued on conversion of debentures	2,740,127	36,444
Unit issue costs	-	(78)
Non-cash performance incentive estimated (note 5)	-	4,840
Balance at June 30, 2003	30,941,072	$ 202,658

On January 27, 2003 Advantage issued 1,102,163 Trust Units to satisfy the obligation related to the 2002 year end performance incentive.

(c) Trust Units Rights Incentive Plan

	Number	Price
Balance at December 31, 2002	175,000	$ 10.58
Reduction of exercise price	-	(1.33)
Balance at June 30, 2003	175,000	$ 9.25

Due to the exercise price features in the Unit rights, management believes the fair value is not reliably determinable. Based on a June 30, 2003 unit price of $16.20, the increase in the intrinsic value of the Trust Unit Rights during the period was approximately $807,000 ($0.03 per Trust Unit).

(ii) Convertible Debentures

Balance at December 31, 2002	55,000
Converted to Trust Units	36,444
Balance at June 30, 2003	18,556

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the six months ended June 30, 2003 $36,444,000 debentures were converted resulting in the issuance of 2,740,127 Advantage Units.

3. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
Apr. 30, 2003	Apr. 30, 2003	May 15, 2003	$ 6,646	$ 0.23
May 31, 2003	May 30, 2003	June 16, 2003	$ 6,979	0.23
June 30, 2003	June 30, 2003	July 15, 2003	$ 7,117	0.23
			$ 20,742	$ 0.69

4. INCOME TAXES

The future income tax recovery recorded in the first six months of 2003 includes a non-recurring benefit of $11.7 million resulting from Bill C-48, an act to amend the Income Tax Act (natural resources), being substantively enacted. The resource tax changes resulting from Bill C-48 include a change in the federal tax rate, deductibility of crown royalties and elimination of resource allowance, to be phased in over the next five years.

5. FINANCIAL INSTRUMENTS

As at June 30, 2003 the Fund has the following costless collar contracts outstanding:

Volume	Effective Period	Floor Price	Ceiling Price
Natural gas - AECO			
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 5.78/mcf	$ 8.03/mcf
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 6.04/mcf	$ 8.51/mcf
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 6.30/mcf	$ 8.30/mcf
14,300 mcf/d	September 1, 2003 - December 31, 2003	$ 6.98/mcf	$ 8.93/mcf
Crude oil - WTI			
200 bbls/d	October 1, 2002 - September 30, 2003	US$ 24.80/bbl	US$ 28.00/bbl

As at June 30, 2003 the hedges had a settlement value of approximately $1.7 million.

6. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At June 30, 2003 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first six months performance as the actual amount is only calculated and paid on an annual basis. The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2003 opening Unit Price was $13.07. To determine the performance incentive, 10% of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year). It is expected that the fee will be paid to the Manager in Advantage Trust Units and therefore the estimated fee to June 30, 2003 of $4.8 million has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

7. SUBSEQUENT EVENT

On July 8, 2003 Advantage issued $30 million principle amount of 9% convertible unsecured subordinated debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligation by the issuance of Trust Units. Issue costs associated with the convertible debentures approximated $1.5 million. The net proceeds of the debenture offering will be used to fund drilling and exploitation capital expenditures in the Trust's core areas and, in the interim, will be used to reduce outstanding indebtedness under the Trust's credit facilities.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact: Mr. Gary F. Bourgeois, VP Corporate Development
Ph: (416) 945-6636
Toll free: 1-866-393-0393
ADVANTAGE ENERGY INCOME FUND
3100, 150 – 6th Avenue SW
Calgary, Alberta
T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com E-mail: advantage@advantageincome.com



ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

August 18, 2003

Advantage Announces Monthly Distribution of $0.23 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce that the cash distribution for the month of August will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 16.2% based on the August 15, 2003 closing price of $16.99 per Unit.

The distribution will be payable on September 15, 2003 to Unitholders of record at the close of business on August 29, 2003. The ex-distribution date is August 27, 2003. The cash distribution is based on 30.9 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com